09042751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 18 2009
Washington, DC
122

SEC FILE NUMBER
8-12173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 9/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawton, Brewer & Burke, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N. Bethlehem Pike
(No. and Street)

Ambler	PA	19002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Dean Karrash 215-643-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. P. McAndrew & Company, P.C.
(Name – *if individual, state last, first, middle name*)

P. O. Box 4072	Philadelphia	PA	19118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

na 11/24

AB 11/24

OATH OR AFFIRMATION

I, W. Dean Karrash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke, Lawton, Brewer & Burke, LLC, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Clifford Haugen, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires March 5, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPM

J.P. McAndrew & Company, P.C.

Certified Public Accountants

November 11, 2009

To the Members
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2009, and the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J.P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
September 30, 2009

Assets

Cash and cash equivalents	$955,941
Deposit with clearing organization	25,000
Receivable from clearing organization	60,586
Prepaid expenses and miscellaneous receivables	20,378
Marketable securities owned, at market value	26,213
Property and equipment, at cost, less accumulated depreciation $67,292	45,603
	$1,133,721

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities	$40,333
Subordinated borrowings	200,000
Total Liabilities	240,333
Members' Equity	893,388
	$1,133,721

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Income and Changes in Members' Equity
For the Year Ended September 30, 2009

Revenues	
Commissions	$634,245
Net dealer inventory and investment (loss)	(10,804)
Margin interest	15,425
Interest and dividends	191,730
Administration fees	1,554,659
	2,385,255
Expenses	
Employee compensation and benefits	1,479,642
Clearing charges	151,887
Communications	34,397
Occupancy and equipment	162,346
Taxes	13,073
Promotional costs	20,360
Data processing costs	56,897
Regulatory expenses	36,525
Other operating expenses	95,473
Interest expense	9,274
Depreciation	9,547
	2,069,421
Net Income	315,834
Members' equity, October 1, 2008	882,132
Members' distributions	(304,578)
Members' equity, September 30, 2009	$893,388

The accompanying notes are an integral part of these financial statements.

Burke Lawton, Brewer and Burke, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2009

Subordinated borrowings at October 1, 2008	$200,000
Increase / (decrease):	
(Redemption) of subordinated note	0
Issuance of subordinated note	0
Subordinated borrowings at September 30, 2009	$200,000

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer, & Burke, LLC
Statement of Cash Flows
For the Year Ended September 30, 2009

Cash flows from operating activities:	
Net income	$315,834
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	9,547
(Increase) in receivables from clearing organization	(25,954)
Decrease in prepaid and miscellaneous receivables	54,829
Increase in accounts payable, accrued expenses and other liabilities	11,300
Net cash provided by operating activities	365,556
Cash flows from investing activities:	
Purchase of property and equipment	(5,490)
Decrease in marketable securities owned	11,917
Net cash (used) in investing activities	6,427
Cash flows from financing activities:	
Related party payable	0
Members' distributions	(304,578)
Net cash (used) in financing activities	(304,578)
Net (decrease) in cash and cash equivalents	67,405
Cash and cash equivalents at beginning of year	888,536
Cash and cash equivalents at the end of year	$955,941
Supplemental cash flow information:	
Interest paid	$9,696

The accompanying notes are an integral part of these financial statements.

Burke, Lawton Brewer & Burke, LLC
Notes to Financial Statements
For the Year Ended September 30, 2009

Note 1. Significant Accounting Policies

Burke Lawton Brewer & Burke (the "Firm") is a limited liability company operating as a fully disclosed registered broker - dealer.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (five to seven years). Depreciation expense for the period is $9,547.

Note 2. Deposit and Receivable from Clearing Organization

The Firm has on deposit $25,000 with its clearing organization to secure the clearing agreement. The Receivable from clearing organization includes amounts due for completed transactions.

Note 3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

Money Market Funds	$148
Equity Security	26,065
Total	$26,213

Note 4. Subordinated Borrowings

The borrowings under subordination agreements at September 30, 2009 are listed as follows:

Subordinated Note, 3.58%, due July 31, 2013	$200,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Firms' continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Retirement Plan

Effective January 1, 2001, the Firm adopted a simplified employee pension plan (the "SEP"). The SEP covers all employees at least 21 years of age with a half year of service. The total expense for the year ended September 30, 2009, was $88,969.

Note 6. Related Party Transactions

The Firm leases its office from a member on a month to month basis. The total expense for the year ended September 30, 2009 was $120,000.

The Firm has an agreement with BLB&B Advisors, LLC (the "Advisor"), owned by a member, to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to the Advisor, are reimbursed by the Advisor and are included in the Statement of Income as of September 30, 2009.

Note 7. Income Tax

As an LLC operating as a partnership, the Firm is not a taxable entity for federal and state income tax purposes. Accordingly, the individual members report their respective shares of income or loss on their personal tax returns.

Note 8. Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2009, the Firm had net capital of $1,022,812, which was $772,812 in excess of its required net capital of $250,000. The Firm's net capital ratio was .04 to 1.

Note 9. Rule 15c3-3 Requirements

The operation of Burke Lawton Brewer & Burke, LLC does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

Note 10. Fair Values of Financial Instruments

Financial instruments on the balance sheet as of September 30, 2009, comprised of cash, receivables, marketable securities and payables, are valued as noted below:

Cash, receivables, and payables - carrying amounts of these items are reasonable estimates of their fair value due to their short term nature.

Marketable securities - the fair value is estimated from quoted market prices for these or similar investments.

Note 11. Concentration of Credit Risk

Financial instruments, which potentially subject the Firm to concentration of credit risk, consist principally of cash and marketable securities.

The Firm places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. As of September 30, 2009, excess amounts over the FDIC insurance limits was $205,941.

Marketable securities consists of an equity security and money-market funds.

Note 12. Contingencies

The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from a counterpart's failure to fulfill its contractual obligations.

As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. The Firm believes that, since it only trades with customer invested funds, the risk of loss is remote. The Firm made no payments to the clearing broker related to this guarantee in 2009, and has recorded no liabilities with regard to the commitment as of September 30, 2009.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Firm's clearing broker monitors the credit standing of all counterparties with which it conducts business.

JPM

J.P. McAndrew & Company, P.C.

Certified Public Accountants

Independent Auditor's Report on
Supplementary Information Required By
SEC Rule 17a-5

November 11, 2009

To the Members
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying financial statements of Burke, Lawton, Brewer & Burke, LLC for the year ended September 30, 2009, and have issued our report thereon dated November 11, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Schedule I

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2009

Net Capital		
Total members' equity		$893,388
Add		
Subordinated borrowings allowable in computation of net capital		200,000
Total capital and allowable subordinated borrowings		1,093,388
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$45,603	
Prepaid expenses and miscellaneous receivables	20,378	65,981
		1,027,407
Less securities haircut pursuant to Rule 15c 3-1		
Other - NASDAQ stock	$4,595	4,595
Net capital		$1,022,812
Aggregate Indebtedness		
Items includes in statement of financial condition		
Accounts payable, accrued expenses, other liabilities and related party payable		$40,333
Total aggregate indebtedness		$40,333
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		2,689
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$772,812
Ratio of aggregate indebtedness to net capital		.04 to 1

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2009

Reconciliation to the Firm's computation as of September 30, 2009, net capital as reported	$1,022,062
To offset prepaid taxes with accrued taxes	750
Net capital per above	$1,022,812

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of Focus Report

No material differences exist between the amount above and the computation by Burke, Lawton, Brewer & Burke, LLC in Part II-A of the Focus Report on Form X-17A-5 at September 30, 2009.

JPM

J. P. McAndrew & Company, P.C.

Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

November 11, 2009

To the Members
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC (the "Firm") as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by any other than these specified parties.



JPM

J. P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

November 11, 2009

To the Members
Burke, Lawton, Brewer & Burke, LLC

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Burke, Lawton, Brewer & Burke, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

This communication is intended solely for the information and use of management, the members and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

J. P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

BURKE, LAWTON, BREWER & BURKE, LLC
SIPC – Transitional Assessment Reconciliation
September 30, 2009

JPM

J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

November 11, 2009

To the Members
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to September 30, 2009, which were agreed to by Burke, Lawton, Brewer, & Burke, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Burke, Lawton, Brewer, & Burke, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Burke, Lawton, Brewer, & Burke, LLC's management is responsible for the Burke, Lawton, Brewer, and Burke, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [Cancelled Check, Bank Statements, Check Register and General Ledger] noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to September 30, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [Schedule of Admin/Occupancy Revenue] supporting the adjustments and noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules [Schedule of Admin/Occupancy Revenue] supporting the adjustments noting no differences.

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and it is not intended to be and should not be used by any other than these specified parties.

J. M. Cordova & Company, PC

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-012173 FINRA SEP
BURKE LAWTON BREWER & BURKE LLC
PO BOX 950 C
SPRING HOUSE PA 19477

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,068.23

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

1/1/2009
Date Paid

C. Assessment balance due 918.23

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 918.23

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ _______________

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burke, Lawton, Brewer & Burke, LLC
(Name of Corporation, Partnership or other organization)

Will D Kanash
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 11 day of November, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,149,078
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,452
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,224
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Admin./Occupancy Revenue	710,111
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	721,787
2d. SIPC Net Operating Revenues	$ 427,291
2e. General Assessment @ .0025	$ 1,068.23

(to page 1 but not less than

SIPC 7
Attachment

2008/09 ALLOCATION AND REIMBURSEMENT CHARGE

USAGE OF BUILDING			BLBB	BLBB ADV
	BLB&B	40%	40%	
	BLBB ADV	30%		30%
	COMMON	30%	15%	15%
			55%	45%

SHARED EXPENDITURE CATEGORIES FROM BLBB EXPENSE LEDGER

	Expense for period 4/1/09 to 9/30/09	% Allocated To BLBB ADV	$ Charged To BLBB ADV
GENERAL EXPENSES			
Communications	$32,842	45%	$14,779
Data Processing	$36,807	45%	$16,563
General Office	$25,152	45%	$11,318
Occupancy and Equip	$161,816	45%	$72,817
Promotional	$36,794	45%	$16,557
Regulatory - IA Only	$0	100%	$0
Research	$29,787	45%	$13,404
Tax	$13,062	45%	$5,878
	$336,260		$151,317
PERSONNEL COST			
Life Insurance	$1,563		
Medical Insurance	$105,035		
Payroll	$817,626		
Payroll Taxes	$21,898		
Profit Sharing	$78,211		
TOTAL	$1,024,333	79.79%	$817,315
Total Allocated Expenses			$968,632
Monthly Payment (rounded)			$81,000
# Months in period (April-Sept., 2009)			6
Total Monthly Payments			$486,000
DIRECT PERSONNEL COSTS			
Payroll	184,822		
Payroll Taxes	14,139		
Profit Sharing	25,150		
	$224,111	100%	$224,111
TOTAL ADMIN/OCCUPANCY REVENUE			$710,111

Form SIPC-4 **PAID** 1/5/09 **FY 2009**

8-012173 FINRA SEP BURKE LAWTON BREWER & BURKE LL P O BOX 950 C SPRING HOUSE, PA 19477	ASSESSMENT - FY 2009 $150.00 INTEREST DUE (Instructions Below) 0 BALANCE DUE (Check Enclosed) 150.00

Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2009, no later than January 30, 2009. Persons who become SIPC members after January 1, 2009 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2009 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

6990

BURKE, LAWTON, BREWER & BURKE, LLC
POST OFFICE BOX 950
SPRING HOUSE, PA 19477

UNIVEST NATIONAL BANK AND TRUST CO.
60-1343-319

1/1/2009

PAY TO THE ORDER OF SIPC $**150.00

One Hundred Fifty and 00/100*** DOLLARS

SIPC

MEMO
FORM SIPC-4

MP

⑈006990⑈ ⑆031913130⑆ ⑈0101 ...

BURKE, LAWTON, BREWER & BURKE, LLC
Financial Statement
September 30, 2009